FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida
Managing Executive Officer
General Manager of
Corporate Finance Division

Date: September 1, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice relating to Decision of the Definitive Terms and Conditions of the Issuance of Stock Options (Stock Acquisition Rights)

(Translation)

To All Persons Concerned	September 1, 2004

Name of Listed Company:	Kyocera Corporation
Name of Representative:	Yasuo Nishiguchi, President and Director
Code number	6971
Person for inquiry:	Hideki Ishida, Managing Executive Officer
(TEL: 075-604-3500)

Notice relating to Decision of

the Definitive Terms and Conditions of

the Issuance of Stock Options (Stock Acquisition Rights)

This is to advise you that undecided items from among the definitive terms and conditions of the issuance of stock acquisition rights for the purpose of granting stock options resolved at the meeting of the Board of Directors of the Company held on August 24, 2004 have been decided today, as follows:

1.	Issue date of stock acquisition rights:

September 1, 2004

2.	Amount to be paid in upon exercise of stock acquisition rights:

872,500 yen per stock acquisition right

(8,725 yen per share)

3.	Aggregate issue price of the shares to be issued upon exercise of stock acquisition rights:

10,847,792,500 yen

4.	The amount out of issue price of new shares to be accounted as paid-in capital of the Company:

4,363 yen per share

(Remarks)

(1)	Date of resolution at the meeting of the Board of Directors for submission to the Ordinary Shareholder’s Meeting:

April 27, 2004

(2)	Date of resolution adopted at the Ordinary Shareholder’s Meeting:

June 25, 2004